VIA EDGAR

April 5, 2012

Ms. Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Private Advisors Alternative Strategies Fund File Nos.: 333-178596; 811-22647

Private Advisors Alternative Strategies Master Fund

File Nos.: 333-178597; 811-22646

Dear Ms. Cole:

Thank you for your comment letter of January 25, 2012, regarding the registration statements (“Registration Statements”) for Private Advisors Alternative Strategies Fund (“Feeder Fund”) and Private Advisors Alternative Strategies Master Fund (the “Master Fund”) (each a “Fund” and, collectively “Funds”). As noted in your letter, a comment made on the Feeder Fund disclosure is applicable to disclosure that is substantially similar in the registration statement for the Master Fund. In this regard, this letter responds on behalf of both the Feeder Fund and the Master Fund to the questions and comments you raised. Each of your numbered questions and comments is set forth below, with our response and proposed disclosure revisions to the Registration Statements immediately following. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statements.

General

Comment 1: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions involved in each Fund’s registration statement.

Response: NYLIFE Distributors LLC, the Funds’ distributor, has made the appropriate filings with FINRA pursuant to FINRA Rule 5110.

Comment 2: Explain to the staff whether the Funds will file post-effective amendments in order to sell securities off the shelf or whether they propose to file supplements under Rule 497 under the Securities Act. If the latter, advise the staff how the legal opinion and financial statements will be updated.

Response: The Funds do not intend to file post-effective amendments in order to sell securities off the shelf. Rather, the Funds anticipate updating their Registration Statements annually by filing post-effective amendments, under both the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940 Act, as amended (“1940 Act”), via EDGAR submission type POS 8C.

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Prospectus Cover

Comment 1: The second paragraph states that the Feeder Fund seeks long-term appreciation “above equity returns over a full market cycle…” Please clarify the standard used to determine equity returns.

Response: The Funds have revised the disclosure consistent with the comment as follows:

The investment objective of the Feeder Fund is to seek long-term capital appreciation above equity returns over a full market cycle with volatility that is lower than that of the equity market and returns that demonstrate a low correlation to both traditional equity and fixed income markets. For purposes of determining equity returns, the Feeder Fund utilizes the S&P 500 Index as a reference index.

Prospectus

Comment 1: Summary—Investment Strategies - The first paragraph discusses the strategies followed by the Funds. In your response, please inform the staff whether the Master Fund only invests in funds excepted from the definition of investment company under Section 3(c)(1) of the 1940 Act or whether the Master Fund may also invest in funds excepted from the definition of investment company under Section 3(c)(7) of the 1940 Act.

Response: The Master Fund may invest in funds excepted from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Comment 2: Please disclose whether the adviser limits the amount the Master Fund may invest in any one hedge fund.

Response: The Funds have revised the disclosure consistent with the comment as follows:

In this regard, the Master Fund will limit the amount invested in any single Hedge Fund to no more than 10% of the Master Fund’s total assets measured at the time of investment.

Comment 3: The section sub-captioned “Employee Benefit Plans and Other Tax-Exempt Investors” discusses the Fund’s status under ERISA. Explain to the staff whether the Fund’s operations may subject its tax-exempt shareholders to any special tax liability.

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Response: Each Fund intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended. To the Funds’ knowledge, the Funds’ operations will not subject tax-exempt shareholders to any special tax liability.

Comment 4: One of the risk factors relates to “lock-up periods” imposed by hedge funds. If events such as lock-up periods may result from the type of turmoil currently evident in credit markets, add appropriate risk disclosure, including some indication of the duration of such lock-up periods, and any other limitations likely to be imposed on the ability to withdraw from investment funds.

Response: The Funds’ disclose the following regarding “lock-up periods”:

The Fund may be subject to initial lock-up periods by certain Hedge Funds, beginning from the time of its initial investment in those Hedge Funds. In this regard, the Fund may not withdraw its investment during this period. In addition, certain Hedge Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds during late 2008 into 2009). During such periods, the Fund may not be able to liquidate its holdings in such Hedge Funds in order to meet repurchase requests.

As stated in the disclosure, the duration of lock-up periods may be for an “indefinite period of time”, and the Master Fund “may not be able to withdraw its investment” in certain Hedge Funds during these lock-up periods. Moreover, Private Advisors, LLC, the Funds’ subadviser, has not experienced any unusual “lock-up” issues in light of the turmoil currently evident in credit markets.

Comment 5: Revise the fee table consistent with the following:

(i)	A complete fee table should be included in the pre-effective amendment filed in response to our comments;
(ii)	The annual fund expenses section of the table should be revised to conform to the requirements of Item 3 of Form N-2;
(iii)	Confirm to the staff that the adviser or an affiliate may not recapture any waived amounts.

Response: The Funds intend to make the following fee table disclosure in Pre-Effective Amendment No. 1. In addition, New York Life Investments does not intend to recapture any waived amounts during the initial term of the contractual waiver agreement. However, if New York Life Investments so desires in future contractual terms to recapture any waived amounts, such recapture would be approved by the Board of the applicable Fund, and disclosed to shareholders.

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SUMMARY OF MASTER FUND EXPENSES

The following table illustrates the fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

SHAREHOLDER FEES (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Early Repurchase Fee (as a percentage of amount redeemed)(1)	5.00%
AANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.10%
Other Expenses(2)	1.37%
Acquired (Underlying) Fund Fees and Expenses(3)	6.03%
Total Annual Fund Operating Expenses	8.50%
Waivers / Reimbursements(4)	(0.97)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements	7.53%

(1)	A 5.00% early repurchase fee will be assessed to any Shareholder that tenders his or her Shares to the Fund prior to the Business Day immediately preceding the one-year anniversary of the Shareholder’s purchase of the respective Shares. See “Repurchases of Shares.”
(2)	“Other Expenses” are estimated for the current fiscal year and include professional fees and other expenses that the Fund will bear directly, including, but not limited to, fees and expenses paid to State Street as the Fund’s administrator, custodian and transfer agent. See “Management of the Fund – Administrator, Custodian and Transfer Agent.”
(3)	The Acquired (Underlying) Fund Fees and Expenses include the operating expenses and performance-based compensation of the Hedge Funds in which the Fund invests. The operating expenses of the Hedge Funds generally consist of management fees, administration fees, professional fees (i.e., audit and legal fees), and other operating expenses. The agreements related to investments in Hedge Funds generally provide for compensation to the Portfolio Managers in the form of management fees generally ranging from 1% to 4% annually of net assets and performance-based compensation generally ranging from 10% to 30% of net profits earned. Acquired (Underlying) Fund Fees and Expenses are estimated for the current fiscal year. Future Hedge Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Hedge Funds, which may fluctuate over time.
(4)	New York Life Investments has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and Acquired (Underlying) Fund Fees and Expenses (i.e., the expenses of the underlying Hedge Funds)) do not exceed 1.50% of its average daily net assets. This agreement will remain in effect until May 1, 2013, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board. See “Summary of Fund Expenses” and “Management of the Fund – Investment Manager and Subadvisor.”

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example is based on the expenses set forth above, and should not be considered a representation of the Fund’s future expenses. The Fund’s actual expenses may be lower or higher. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return:	$74	$222	$362	$678

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SUMMARY OF FEEDER FUND EXPENSES

The following table illustrates the fees and expenses that the Feeder Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

SHAREHOLDER FEES (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)(1)	3.00%
Maximum Early Repurchase Fee (as a percentage of amount redeemed)(2)	5.00%
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(3)	1.10%
Other Expenses
Shareholder Servicing Fee(4)	0.85%
Other Feeder Fund Expenses(5)	1.27%
Other Master Fund Expenses(6)	0.40%
Total Other Expenses	2.52%
Acquired (Underlying) Fund Fees and Expenses(7)	6.03%
Total Annual Fund Operating Expenses	9.65%
Waivers / Reimbursements(8)	(1.37)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements	8.28%

(1)	The Distributor acts as the distributor of the Shares, subject to various conditions. The Feeder Fund may be offered through Financial Intermediaries that have entered into selling agreements with the Distributor. Shares are sold subject to a maximum sales load of up to 3.00%. The actual sales load paid by investors may vary in the Distributor’s discretion and/or among Financial Intermediaries. Investors should consult with their Financial Intermediaries about any additional fees or charge they might impose. See “Plan of Distribution.”
(2)	A 5.00% early repurchase fee will be assessed to any Shareholder that tenders his or her Shares to the Feeder Fund prior to the Business Day immediately preceding the one-year anniversary of the Shareholder’s purchase of the respective Shares. See “Repurchases of Shares.”
(3)	This management fee is paid to the New York Life Investments at the Master Fund level, but the management fee is borne by Shareholders as a result of the Feeder Fund’s investment in the Master Fund. The Feeder Fund’s investment management fee is also 1.10%; however, New York Life Investments has contractually agreed to waive the management fee paid by the Feeder Fund so long as the Feeder Fund remains in the “master-feeder” structure, and invests substantially all of its assets, net of reserves maintained for reasonably anticipated expenses, in the Master Fund. See “Management of the Funds – Investment Manager and Subadvisor.”
(4)	Pursuant to a Shareholder Services Plan, the Feeder Fund is authorized to pay to New York Life Investments, its affiliates, or the Financial Intermediaries, as compensation for services rendered to Shareholders, a shareholder servicing fee at the rate of 0.85% on an annualized basis of the Feeder Fund’s average daily net assets. See “Plan of Distribution.”
(5)	“Other Feeder Fund Expenses” are estimated for the current fiscal year and include professional fees and other expenses that the Feeder Fund will bear directly, including, but not limited to, fees and expenses paid to State Street as the Feeder Fund’s Administrator, Custodian and Transfer Agent. See “Management of the Fund – Administrator, Custodian and Transfer Agent.” See “Management of the Funds – Administrator, Custodian and Transfer Agent.”
(6)	“Other Master Fund Expenses” are estimated for the current fiscal year and reflect the Feeder Fund’s pro rata share of the Master Fund’s “Other Expenses.” Such “Other Master Fund Expenses” include professional fees and other expenses that the Master Fund bears directly, including, but not limited to, fees and expenses paid to State Street as the Master Fund’s Administrator, Custodian and Transfer Agent. See “Management of the Funds – Administrator, Custodian and Transfer Agent.”
(7)	In addition to the Feeder Fund’s direct expenses, the Feeder Fund bears a pro rata share of the Master Fund’s pro rata share of the expenses of the Hedge Funds. The Acquired (Underlying) Fund Fees and Expenses include the operating expenses and performance-based compensation of the Hedge Funds in which the Fund invests. The operating expenses of the Hedge Funds generally consist of management fees, administration fees, professional fees (i.e., audit and legal fees), and other operating expenses. The agreements related to investments in Hedge Funds generally provide for compensation to the Portfolio Managers in the form of management fees generally ranging from 1% to 4% annually of net assets and performance-based compensation generally ranging from 10% to 30% of net profits earned. Acquired (Underlying) Fund Fees and Expenses are estimated for the current fiscal year. Future Hedge Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Hedge Funds, which may fluctuate over time.
(8)	New York Life Investments has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and Acquired (Underlying) Fund Fees and Expenses (i.e., the expenses of the underlying Hedge Funds)) do not exceed 2.25% of its average daily net assets. This agreement will remain in effect until May 1, 2013, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board. See “Management of the Funds – Investment Manager and Subadvisor.”

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The Example is intended to help you compare the cost of investing in the Feeder Fund with the cost of investing in other mutual funds. The Example is based on the expenses set forth above, and should not be considered a representation of the Feeder Fund’s future expenses. The Feeder Fund’s actual expenses may be lower or higher. Moreover, the Feeder Fund’s actual rate of return may be greater or less than the hypothetical 5% return.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return:	$109	$286	$446	$782

Comment 6: Investment Strategies of Portfolio Managers—In connection with the bullet that discusses “Discretionary Global Macro”, add fuller risk disclosure regarding these investments, including information regarding the amount or percentage of assets to be invested in foreign investment funds.

Response: The Funds have revised the disclosure consistent with the comment as follows:

Discretionary Global Macro. This strategy involves positions in fixed income, currency, commodity and equity markets. Movements in these markets are determined by changes in the dynamics of the global economy, political events or by global supply and demand for commodities and capital. Portfolio Managers who employ this strategy use a large number of financial instruments within the market sectors, including securities, commodity futures, futures, options, swaps and other derivatives. Borrowed capital may be employed to a moderate or high degree. The performance of Hedge Funds that are managed according to this strategy is dependent on market trends, price movements and the relative strength of the global economy. Hedge Funds are not limited in the amount they can invest in foreign investments.

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Comment 7: Investment Companies—The disclosure in this section states that the underlying hedge funds may invest in the securities of other investment companies and they, therefore, will bear their proportionate share of any management fees and other expenses. Please add appropriate disclosure to the fee table.

Response: General Instruction 10 to Item 3 of Form N-2, requires, among other things, that “[i]f the Registrant invests, or intends to invest based upon the anticipated net proceeds of the present offering, in shares of one or more “Acquired Funds,” add a subcaption to the “Annual Expenses” portion of the table directly above the subcaption titled “Total Annual Expenses.” Title the additional subcaption: “Acquired Fund Fees and Expenses.” Disclose in the subcaption fees and expenses incurred indirectly by the Registrant as a result of investment in shares of one or more Acquired Funds.” The subcaption Acquired Fund Fees and Expenses that currently discloses the fees and expenses indirectly incurred by the Funds as a result of investments in Hedge Funds (i.e., Acquired Funds) would include the proportionate share of any management fees and other expenses incurred by the Hedge Funds. We note, however, that the financial statements of the Hedge Funds do not present the fees and expenses of other investment companies in which the Hedge Funds may invest. As a result, the Funds do not have access to this information and cannot include it in the Acquired Fund Fees and Expenses calculation.

Comment 8: Non-Voting Securities - This section states that the Master Fund, in order to “limit its voting interests in certain Hedge Funds” may purchase non-voting interests in hedge funds, or enter into contractual arrangements where it irrevocably waives its right to vote its interests in a hedge fund. Inform the staff whether there are some hedge funds not subject to the irrevocable waiver? With respect to the disclosure regarding other investment funds or accounts managed by the adviser that may also waive their voting rights in a hedge fund, please add disclosure indicating that the voting power of other funds not waiving voting rights would increase as a result of any waiver of voting rights by the Master Fund. Explain the last sentence in the first paragraph which states that these “voting waiver arrangements may increase the ability of the Master Fund to invest in certain Hedge Funds.”

Response: As the Master Fund has not yet commenced operations, the Master Fund is unable to inform the Staff whether some Hedge Funds are not subject to the irrevocable waiver.

With respect to disclosure indicating that the voting power of other funds not waiving voting rights would increase as a result of any waiver of voting rights by the Master Fund, the Funds have revised the disclosure consistent with this comment as follows:

To the extent that other funds or accounts managed by the Advisors do not waive their voting rights in a particular Hedge Fund, the voting power of the other funds or accounts managed by the Advisors will increase as a result of the Master Fund waiving its voting rights in the Hedge Fund.

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With respect to your comment on the Fund’s disclosure which states that “voting waiver arrangements may increase the ability of the Master Fund to invest in certain Hedge Funds,” the Funds intend to revise the disclosure to state that:

These voting waiver arrangements may permit the Master Fund to own more than a 4.9% economic interest in certain Hedge Funds.

The 1940 Act defines an “affiliated person” of another person to be, among other things, (i) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of such other person; (ii) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; or (iii) any person directly or indirectly controlling, controlled by, or under common control with, such other person. The 1940 Act prohibits registered investment companies from engaging in certain transactions with their “affiliated persons.” Prohibited transactions include, for example, Section 17(a) of the 1940 Act, which in relevant part, makes it unlawful for any affiliated person of a registered investment company (a “first-tier affiliate”) or any affiliated person of such a person (a “second-tier affiliate”), acting as principal, from knowingly selling to or purchasing from such company any security or other property. However, in the absence of voting waiver arrangements, the Master Fund may be restricted in its ability to purchase or redeem interests in certain Hedge Funds because of the affiliated transaction issues that could arise if the Master Fund’s ownership alone, or together with its affiliates, exceeds 4.9% of the outstanding voting securities of such Hedge Fund. Thus, voting waiver arrangements may increase the ability of the Master Fund’s to invest in certain Hedge Funds.

Comment 9: Limits of Risk Disclosure - Either delete the last sentence in the first paragraph of this section or disclose that the Feeder Fund and the Master Fund will update their prospectuses during the offering to reflect material changes.

Response: The Funds have revised the disclosure consistent with the comment by deleting the last sentence in the first paragraph of the section.

Comment 10: Appendix A—Prior Performance—Please disclose the calculation methodology to be used in presenting the prior performance or the adviser.

Response: The Funds intend to include the Prior Performance disclosure as set forth in the Appendix to this letter in Pre-Effective Amendment No. 1.

* * * *

The Funds believe that the foregoing responses, together with changes being made to the Registration Statements, adequately address all of the Staff’s comments.

If you have any questions regarding this response or require additional information, please do not hesitate to contact me at (973) 394-4436.

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Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

Assistant Secretary of the Funds

cc:	J. Kevin Gao Sander M. Bieber

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PRIVATE ADVISORS PERFORMANCE INFORMATION

Private Advisors Alternative Strategies Master Fund (“Master Fund”) and Private Advisors Alternative Strategies Fund (“Feeder Fund” and, together with the Master Fund, “Funds”) are expected to commence operations on or about May 1, 2012, and therefore the performance information for the Funds is not presented in the Prospectus. This Appendix provides additional information concerning the past performance of two other investment funds managed by Private Advisors, LLC (“Private Advisors”), the Funds’ subadvisor, that have substantially similar investment objectives and strategies as the Funds (“Private Advisors Other Funds”).

Please note the following cautionary guidelines with respect to reviewing the past performance of Private Advisors Other Funds:

•	Past performance results of Private Advisors Other Funds are net of all expenses, incentive allocations, as applicable, and management fees.
•	In the table below, past performance results from June 1, 2003 through December 31, 2006, reflect only the performance of a domestic U.S. investment fund managed by Private Advisors (“Domestic Fund”). Past performance results subsequent to December 31, 2006, reflect only the performance of an offshore investment fund managed by Private Advisors (“Offshore Fund”). The Offshore Fund commenced operations on January 1, 2007. Past performance results for the Domestic Fund and Offshore Fund reflect the reinvestment of dividends and earnings. Private Advisors pursues the same investment objective, and employs a similar mix of investment strategies in both the Offshore Fund and the Domestic Fund. Both the Domestic Fund and the Offshore Fund continue to be offered and managed by Private Advisors.
•	Past performance results subsequent to December 31, 2006, reflect only the performance of the Offshore Fund due to the fact that the Offshore Fund invests in many of the same private investment funds or “hedge funds” (each, a “Hedge Fund” and collectively, “Hedge Funds”) as the Master Fund anticipates investing principally in, which are generally Hedge Funds organized outside the U.S. that are treated as corporations for U.S. tax purposes, and that will generally be treated as passive foreign investment companies.
•	The Domestic Fund invests principally in Hedge Funds organized within the U.S., and generally organized as limited partnerships.
•	While it is anticipated that there will be significant overlap with respect to Hedge Funds investments by the Master Fund and the Offshore Fund, it should be specifically noted that investments in Hedge Funds will not be the same in all cases, and even in cases in which the Master Fund and the Offshore Fund invests in the same Hedge Funds, the relative weightings may differ.
•	Past performance results are not the performance of the Funds or the Hedge Funds. The performance shown for the Private Advisors Other Funds is not an indication of how the Funds would have performed in the past or will perform in the future. The performance of the Private Advisors Other Funds in the future will be different from the Funds due to factors such as cash flows in and out of the Funds and the Hedge Funds, different fees, expenses, performance calculation methods and portfolio sizes and composition.

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•	The Funds’ fees and expenses, including the Feeder Fund’s sales load and shareholder servicing fee, will be higher than those of the Private Advisors Other Funds. Accordingly, had the Private Advisors Other Funds’ performance records reflected the Funds’ fees and estimated expenses, the Private Advisors Other Funds’ returns shown in the table would have been lower.
•	There are certain differences between the investment policies of the Funds and the Private Advisors Other Funds. The Private Advisors Other Funds are not registered under the Investment Company Act of 1940, as amended (“1940 Act”), and, therefore, are not subject to certain investment restrictions, diversification requirements, and other regulatory requirements imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended. If the Private Advisors Other Funds had been registered under the 1940 Act, their returns might have been lower. Although the Funds and the Private Advisors Other Funds have substantially similar investment objectives and strategies, the Funds will not necessarily make the same investments in private investment funds or “hedge funds” as the Private Advisors Other Funds, so that the investment performance of the Funds and the Private Advisors Other Funds will differ in the future. See “Conflicts of Interest” in the Prospectus.

THE PAST PERFORMANCE OF THE PRIVATE ADVISORS OTHER FUNDS
DO NOT GUARANTEE FUTURE RESULTS.

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COMPARATIVE PERFORMANCE STATISTICS: From strategy inception (June 2003) through February 2012

	Private Advisors’ Other Funds	S&P 500 Index	HFRI Fund of Funds Diversified Index
2012 YTD	3.86%	9.00%	3.02%
1 Year	0.85%	5.12%	-3.23%
3 Year (Annualized)	9.19%	25.56%	4.48%
5 Year (Annualized)	3.11%	1.58%	-0.43%
Since Inception (Annualized)	6.68%	6.19%	3.52%
Total Return Since Inception	76.06%	69.08%	35.33%
Worst One Month	-7.34%	-16.80%	-6.53%
Max Drawdown	-18.26%	-50.95%	-21.75%
Standard Deviation	5.60%	15.16%	5.59%
Sharpe Ratio	0.48	0.21	-0.06
Correlation Coefficient ( r )	-	0.661	0.929
Beta	-	0.244	0.930
Positive Months (%)	71.43%	65.71%	67.62%

NET MONTHLY RETURN: From strategy inception June 2003 through February 2012

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year	S&P 500 Index
2012	1.85%	1.97%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.86%	9.00%
2011	0.30%	0.89%	-0.26%	1.22%	-0.03%	-0.59%	0.31%	-3.28%	-1.59%	2.07%	0.17%	-0.85%	-1.73%	2.11%
2010	0.64%	0.80%	2.30%	0.51%	-2.32%	-1.79%	0.91%	-0.17%	2.37%	1.83%	0.49%	1.33%	7.00%	15.06%
2009	1.26%	0.32%	-0.09%	1.00%	3.59%	1.20%	2.99%	2.49%	2.63%	0.24%	1.66%	2.07%	21.09%	26.46%
2008	-2.01%	0.60%	-3.08%	1.41%	1.94%	-1.32%	-2.39%	-0.93%	-7.34%	-3.00%	-1.98%	-1.19%	-17.95%	-37.00%
2007	1.68%	0.89%	1.91%	1.52%	3.12%	0.60%	-0.46%	-2.18%	0.86%	2.32%	-1.11%	0.74%	10.22%	5.49%
2006	1.78%	0.94%	1.44%	1.48%	-0.93%	-0.92%	0.22%	1.47%	0.70%	1.10%	2.11%	1.27%	11.14%	15.79%
2005	0.04%	1.88%	-0.09%	-1.03%	1.03%	1.83%	1.83%	1.21%	1.84%	-1.07%	1.09%	1.44%	10.40%	4.91%
2004	1.67%	1.91%	0.48%	-0.71%	-0.43%	0.99%	-0.37%	0.37%	1.34%	0.75%	2.54%	2.17%	11.18%	10.88%
2003						1.52%	1.25%	0.68%	0.53%	1.68%	0.92%	1.10%	7.93%	16.61%

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•	Returns for 2011 and 2012 are estimates, subject to change, and not yet audited.
•	2003 figure represents partial year performance beginning June 1, 2003.
•	S&P 500 Index: The Index is an unmanaged index of 500 common stocks that is generally considered representative of the U.S. stock market. The Index is heavily weighted towards stocks with large market capitalizations. The Index assumes reinvestment of dividends and capital gains at net asset values. You cannot invest directly in the Index.
•	HFRI Fund of Funds Diversified Index: The Index is a non-investable product of diversified fund of funds. The index is equal weighted (fund weighted) with an inception of January 1990.
•	Worst One Month: The worst one-month return during the investment period of June 2003 through February 2012.
•	Maximum Drawdown: The largest losing period or drawdown during the investment period of June 2003 through February 2012. Draw down is defined as the percent retrenchment from an equity peak to an equity valley. A drawdown is in effect from the time an equity retrenchment begins until a new equity high is reached. (i.e., In terms of time, a drawdown encompasses both the period from equity peak to equity valley (Length) and the time from the equity valley to a new equity high (Recovery).
•	Standard Deviation: Standard Deviation measures the degree of variation of returns around the mean (average) return. Generally, the higher the volatility of the investment returns, the higher the standard deviation will be. For this reason, standard deviation is often used as a measure of investment risk.
•	Sharpe Ratio: Sharpe ratio measures risk-adjusted return as a ratio of returns to risk. The Sharpe ratio (i) is used to express how much return is achieved for the amount of risk taken in an investment and (ii) may be used to compare hedge funds with similar return characteristics. The higher a Sharpe ratio, the less risk is taken per unit return. The Sharpe ratio formula is the (investment return less the risk free return) divided by the standard deviation of the investment.
•	Correlation Coefficient (r): Correlation measures the extent of linear association between the movement of two variables. The correlation coefficient varies from -1 to +1 (where -1 indicates perfect negative correlation and +1 indicates perfect positive correlation).
•	Beta: Beta measures the risk of a particular investment relative to any index or the market as a whole. It describes the sensitivity of the investment to broad market movements. For example, a beta of 0.5 versus a market index indicates the investment’s participation in about half of the market’s movements.
•	Positive Months (%): Percentage of positive monthly returns during the investment period of June 2003 through February 2012.

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